November 19, 2024

Joseph Oliveto
Chief Executive Officer
Milestone Pharmaceuticals Inc.
7422 Carmel Executive Park Drive, Suite 300
Charlotte, NC 28226

       Re: Milestone Pharmaceuticals Inc.
           Registration Statement on Form S-3
           Filed November 12, 2024
           File No. 333-283162
Dear Joseph Oliveto:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ryan Sansom